JOSEPH I. EMAS
                                 ATTORNEY AT LAW
                             1224 Washington Avenue
                           Miami Beach, Florida 33139
                                 (305) 531-1174

September 16, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

      RE:  Vision Global Solutions Inc.
           Preliminary Information Statement on Schedule 14C
           Filed August 13, 2004
           Attn: Jeffrey B. Werbitt; Mark P. Shuman; Barbara C. Jacobs

Enclosed are three clean and three redlined courtesy copies of Preliminary Information Statement on Schedule 14C for Vision Global Solutions Inc.

      General

      1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made,

            In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

            o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

            o the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We have noted this comment and will provide a letter from the Company supplementally.

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      Amendment to the Articles of Incorporation to Establish the Number of
      Authorized Shares of Common Stock.

      2. Revise to disclose whether you have any specific plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.

We have noted this comment and revised the disclosure to disclose that there are no specific plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings.

      3. What other provisions of your articles, bylaws and employment agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences?

We have noted this comment and revised the disclosure to disclose that there are no other provisions of our articles, bylaws and employment agreements that have material anti-takeover consequences nor are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

      Reverse Split

      4. Please revise to state whether the reverse stock split is the first part of a "Rule 13e-3 transaction" as defined in paragraph (a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. Your disclosure should include the number of record shareholders before and after the reverse stock split.

We have noted this comment and revised the disclosure to disclose that this transaction is not a Rule 13e-3 transaction.

      5. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.

We have noted this comment and are aware of Rule 10b-17.

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Thank you for your consideration in this matter.

Very truly yours,


/s/ Joseph I. Emas
-----------------------------------
Joseph I. Emas

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